Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Vyant Bio, Inc., (formerly Cancer Genetics, Inc.), on Form S-8 of our report  dated March 31, 2021, with respect to our audit of the consolidated financial statements of Vyant Bio, Inc. (formerly Cancer Genetics, Inc.) as of December 31, 2020, and for the years ended December 31, 2020 and 2019 appearing in the Annual Report on Form 10-K of Vyant Bio, Inc. (formerly Cancer Genetics, Inc.) for the year ended  December 31, 2020.  We were dismissed as auditors on April 5, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

May 17, 2021